STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	May 19, 2005
Corporate Office:	#SRU-07-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 3
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

DEFINITION DRILLING “PIT AREA” TRACES
FOOTWALL PGE MINERALIZATION OVER 1.3 KILOMETERS

The Company has compiled final assay results from the gabbro-hosted footwall mineralization intersected in the last 9 holes of the 2004 definition drilling campaign in the “Pit Area” of the West Zone. Highlights are shown in Table I and complete data is shown in Table II.

TABLE I

Hole No.	Length (m) (ft)		Pd g/t	Pt g/t	2PGE*
04-196	1.00	(3.28)	4.18	1.09	5.27
04-197	1.15	(3.77)	0.96	2.58	3.54
04-198	1.50	(4.92)	4.86	1.18	6.04
04-202	1.00	(3.28)	3.15	4.84	7.99
	1.50	(4.92)	6.89	8.01	15.90
	1.50	(4.92)	1.00	3.60	4.60
	1.50	(4.92)	3.90	2.46	6.36
04-205	1.50	(4.92)	1.83	3.68	5.51
*2PGE=Pt+Pd

Footwall mineralization assay results for 32 holes were reported in Press Release SRU-04-05, February 4, 2005.

The footwall mineralization discovered in 2004 is characterized by variable platinum and palladium concentrations with significant platinum in most holes. Also, the platinum content within the footwall massive sulphide mineralization appears significantly higher than in the other West Zone massive sulphide lenses. An example is hole 04-202 (see Tables I & II) where 10.82 meters of footwall massive sulphides grade 1.39% copper, 1.05% nickel, 2.67 g/t palladium and 0.79 g/t platinum with a one-meter intercept grading 4.84 g/t platinum. This hole also contains low sulphide-PGE (LS-PGE) bonanza-grade mineralization such as the one-meter intercept grading 7.65 g/t palladium and 10.13 g/t platinum (Table II).

The Company is pleased that during 2004 LS-PGE bonanza-grade intercepts were discovered over one kilometer of strike length. These often occur within broad zones of LS-PGE mineralization grading between 2-6 g/t 2 PGEs or within narrow one-meter widths. True thicknesses of the footwall-style mineralization are not yet known in this new discovery.

Continued “Pit Area” drilling is planned in 2005 to better define the nature of the unique and important footwall PGE-enriched mineralization found at Ferguson Lake.

Details concerning drill core sampling, sample preparation, accredited laboratory geochemical and assay analytical methods, QC and QA procedures can be referred to in detail in Press Release # SRU-07-04, June 10, 2004, page 3.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director

(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release.)

TABLE II

DEFINITION DRILLING “PIT AREA” FINAL HOLES: FOOTWALL MINERALIZATION
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)		Cu ppm (x.xxx%)	Ni ppm (x.xxx%)	Co ppm (x.xxx%)	Pd g/t	Pt g/t	2 PGE*
04-196	-60°	42+75W/1+65N	95.00-96.50	1.50	(4.92)	679	448	57	0.19	1.17	1.36
			135.00-136.50	1.50	(4.92)	92	146	25	1.38	0.20	1.58
			145.25-146.50	1.25	(4.10)	66	149	24	1.35	0.50	1.85
			147.70-149.50	1.50	(4.92)	122	196	28	0.81	1.53	2.34
			154.60-155.75	1.15	(3.77)	0.25%	1.3%	0.14%	3.38	0.42	3.80
			178.37-179.77	1.40	(4.59)	328	339	45	0.92	1.76	2.68
			264.00-265.00	1.00	(3.28)	383	1663	200	4.18	1.09	5.27
			282.50-283.60	1.10	(3.61)	504	2290	251	1.78	0.09	1.87
			290.50-291.50	1.00	(3.28)	212	929	105	1.09	1.21	2.30

04-197	-75°	42+75W/1+65N	141.50-142.65	1.15	(3.77)	120	119	22	0.96	2.58	3.54
			182.90-184.15	1.25	(4.10)	33	164	26	1.46	0.42	1.88
			241.35-242.65	1.30	(4.27)	259	579	83	3.86	0.19	4.05

04-198	-60°	41+70W/1+55N	164.00-165.50	1.50	(4.92)	172	162	33	1.35	0.90	2.25
			244.20-245.20	1.00	(3.28)	216	210	34	1.37	0.55	1.92
			246.20-247.20	1.00	(3.28)	762	1374	497	4.10	0.21	4.31
			249.20-250.20	1.00	(3.28)	1030	2900	302	2.18	0.10	2.28
			254.00-255.50	1.50	(4.92)	278	236	52	1.07	1.28	2.35
			289.00-290.50	1.50	(4.92)	31	187	31	4.86	1.18	6.04
			299.50-301.00	1.50	(4.92)	161	361	45	2.39	0.53	2.92

04-199	-72.5°	41+70W/1+55N	144.00-145.20	1.20	(3.94)	135	303	40	1.98	1.11	3.09
			145.20-146.40	1.20	(3.94)	130	187	26	0.97	1.13	2.10
			185.50-186.50	1.00	(3.28)	57	119	20	0.61	1.76	2.37

Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)		Cu ppm (x.xxx%)	Ni ppm (x.xxx%)	Co ppm (x.xxx%)	Pd g/t	Pt g/t	2 PGE*
04-201	-60°	41+00W/1+50N	127.55-128.55	1.00	(3.28)	410	730	117	1.59	0.32	1.91
			132.72-134.15	1.43	(4.69)	1.058%	0.673%	0.119%	1.81	0.21	2.02
			136.82-139.57	2.75	(9.02)	0.417%	0.947%	0.13%	2.76	0.24	3.00
			201.00-202.00	1.00	(3.28)	212	667	84	1.38	0.20	1.58
			227.00-228.20	1.20	(3.94)	0.102%	0.438%	0.035%	2.65	0.17	2.82
			229.35-230.35	1.00	(3.28)	526	2676	234	1.52	0.16	1.68

04-202	-72.5°	41+00W/1+50N	139.55-150.37	10.82	(35.50)	1.386%	1.046%	0.121%	2.67	0.79	3.46
		(including	139.55-140.55	1.00	(3.28)	0.601%	1.219%	0.146%	3.15	4.84	7.99)
		(and	146.85-147.85	1.00	(3.28)	0.967%	1.357%	0.152%	3.45	0.87	4.32)
			170.70-172.20	1.50	(4.92)	467	756	67	6.89	8.01	14.90
		(including	170.70-171.70	1.00	(3.28)	59	117	17	7.65	10.13	17.78)
			175.00-178.00	3.00	(9.84)	140	146	40	1.15	0.54	1.69
			179.50-181.00	1.50	(4.92)	28	144	19	1.00	3.60	4.60
			188.90-189.90	1.00	(3.28)	464	411	49	2.50	0.10	2.60
			191.40-196.00	4.60	(15.09)	117	229	34	3.04	1.04	4.08
		(including	194.50-196.00	1.50	(4.92)	126	272	43	3.90	2.46	6.36)

04-203	-60°	42+45W/1+30N	118.90-120.20	1.30	(4.27)	0.585%	0.545%	0.229%	2.15	0.62	2.77
			132.50-134.00	1.50	(4.92)	27	103	19	1.76	0.87	2.63
			137.33-139.18	1.85	(6.07)	0.842%	0.951%	0.208%	2.26	0.28	2.54
			162.50-165.30	2.80	(9.19)	105	166	32	1.37	0.99	2.36
			172.55-174.10	1.55	(5.09)	180	16	27	2.03	0.25	2.28
			175.70-177.30	1.60	(5.25)	88	262	31	1.64	0.12	1.76
			193.42-193.92	0.50	(1.64)	2.027%	0.080%	0.013%	3.44	0.54	3.98

04-204	-60°	40+70W/0+80N	NO FOOTWALL MINERALIZATION GREATER THAN 1.5 g/t 2 PGE ENCOUNTERED

04-205	-60°	40+70W/1+85N	162.98-163.67	0.69	(2.26)	3463	1092	125	2.18	2.20	4.38
			163.67-167.53	3.86	(12.66)	0.769%	1.166%	0.159%	3.03	0.17	3.20
			196.50-201.00	4.50	(14.76)	129	193	30	1.70	1.51	3.21
		(including	196.50-198.00	1.50	(4.92)	226	167	34	1.83	3.68	5.51
All Copper, Nickel and Cobalt data are reported in parts per million (ppm) except where assays are noted as percentages (%)
*2PGE=Pt+Pd

It should be noted that drill hole 04-200 is not reported here as it is an exploration hole drilled on the 119 Extension target and it will be reported separately.

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.